United States
Securities and Exchange Commission
Washington, D.C. 20549

Form 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

(x) Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2014.

Or

( ) Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from ___________ to _____________.

Commission File No. 001-11595

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Astec Industries, Inc. 401(k) Retirement Plan
1725 Shepherd Road
Chattanooga, TN 37421
(423) 899-5898

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Astec Industries, Inc.
1725 Shepherd Road
Chattanooga, TN 37421
(423) 899-5898

REQUIRED INFORMATION

The following financial statements and schedules have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:

Astec Industries, Inc. 401(k) Retirement Plan Audited Financial Statements and Supplemental Schedule
  as of December 31, 2014 and 2013 and for the Year Ended December 31, 2014 with Report of
    Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

Audited Financial Statements:
     Statements of Net Assets Available for Benefits
     Statement of Changes in Net Assets Available for Benefits
     Notes to Financial Statements

Supplemental Schedule:
     Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Edgar filing only:
     Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm

Audited Financial Statements and
 Supplemental Schedule

Astec Industries, Inc. 401(k) Retirement Plan
As of December 31, 2014 and 2013 and for the
 Year Ended December 31, 2014
With Report of Independent Registered Public Accounting Firm

Astec Industries, Inc. 401(k) Retirement Plan
Audited Financial Statements and Supplemental Schedule
As of December 31, 2014 and 2013 and for the Year Ended December 31, 2014
Contents
Report of Independent Registered Public Accounting Firm
Financial Statements
  Statements of Net Assets Available for Benefits
  Statement of Changes in Net Assets Available for Benefits
  Notes to Financial Statements
Supplemental Schedule
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Report of Independent Registered Public Accounting Firm

To the Plan Committee
Astec Industries, Inc. 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Astec Industries, Inc. 401(k) Retirement Plan (the "Plan") as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States.
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements.  The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental information is the responsibility of the Plan's management.  Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Lattimore Black Morgan & Cain, PC

Chattanooga, Tennessee
June 17, 2015

Astec Industries, Inc. 401(k) Retirement Plan

Statements of Net Assets Available for Benefits

	December 31
	2014	2013
Assets
Investments, at fair value	$204,241,359	$191,702,281
Receivables:
Employer contributions	131,501	139,239
Participant contributions	596	41,904
Notes receivable from participants	7,937,031	7,266,865
Total receivables	8,069,128	7,448,008
Total assets	212,310,487	199,150,289

Liabilities
Excess participant contributions payable	64,404	62,061
Net assets available for benefits at fair value	212,246,083	199,088,228
Adjustment from fair value to contract value for
investment in collective trust fund	(202,497)	60,218
Net assets available for benefits	$212,043,586	$199,148,446

The accompanying notes are an integral part of these financial statements.

Astec Industries, Inc. 401(k) Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2014

Additions to net assets attributed to:
Investment income	$10,732,179
Net appreciation in fair value of investments	2,336,907
Total investment earnings	13,069,086
Interest income on notes receivable from participants	326,640

Contributions:
Participants	10,893,899
Employer	5,135,119
Rollover	178,043
Total contributions	16,207,061
Total additions	29,602,787

Deductions from net assets attributed to:
Benefits paid to participants	16,453,116
Administrative expenses	254,531
Total deductions	16,707,647

Net increase	12,895,140

Net assets available for benefits:
Beginning of year	199,148,446
End of year	$212,043,586

The accompanying notes are an integral part of these financial statements.

Astec Industries, Inc. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2014

1. Description of Plan
The following description of the Astec Industries, Inc. 401(k) Retirement Plan ("the Plan") provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.
General
The Plan is a defined contribution plan covering all eligible full-time employees of Astec Industries, Inc. and its subsidiaries ("the Company") who have reached age eighteen. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is administered by a committee appointed by the Company. Great-West Financial Retirement Plan Services (formerly known as J.P. Morgan Retirement Plan Services) is the recordkeeper for the Plan and J.P. Morgan Chase Bank, N.A. is the trustee of the Plan.
Contributions
Participants may elect to contribute up to 40% of their base salary through payroll deductions, as defined under the provisions of the plan document, subject to Internal Revenue Code (Code) limitations. The Company matches 75% of each participant's contribution up to 4% of the participant's compensation. Participants who will attain age 50 before the close of the Plan year are eligible to make additional catch-up contributions, subject to Code limitations. Catch-up contributions are not eligible for the Company's matching contribution.
Participants direct their elective contributions into various investment options offered by the Plan and can change their investment options on a daily basis. If a participant is automatically enrolled, their contributions are invested in the applicable lifecycle fund based on the participant's age until the participant changes their election. The Company's contributions are allocated in the same manner as that of the participant's elective contributions.
Participant Accounts
Each participant's account is credited with the participant's contributions, the Company's matching contributions, and Plan investment returns. Additionally, a participant's account is charged with an administrative fee for certain participant directed transactions.  Allocations of plan earnings (losses) are based on participant account balances, as defined. Participants may change their investment options daily. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Astec Industries, Inc. 401(k) Retirement Plan
Notes to Financial Statements (continued)

1. Description of Plan (continued)
Vesting
Participants are immediately vested in their entire account balance.
Participant Loans
Participants may borrow from their accounts a minimum of $1,000 up to a maximum of $50,000, reduced by certain items identified in the plan document, or 50% of their vested account balance, whichever is lower. Loan terms range from one to five years or up to twenty years for the purchase of a primary residence. The loans are secured by the balances in the respective participants' accounts and bear interest at a rate of prime plus one percent. Principal and interest are paid ratably through payroll deductions.
Payment of Benefits
Upon termination of service, a participant may receive a lump-sum amount equal to the value of his or her account on the date of distribution.
In-service withdrawals are available in certain limited circumstances, as defined by the plan document. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the plan document. Hardship withdrawals are strictly regulated by the Internal Revenue Service (IRS), and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.
Administrative Expenses
The Company pays administrative fees other than those for recordkeeping and trustee functions. The administrative fees paid by the Company in 2014 and 2013 included those for the annual audit, legal services and discrimination testing.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERlSA. If the Plan is terminated or contributions are permanently discontinued, benefits will remain 100% vested and be distributed in accordance with the provisions of the Plan.

Astec Industries, Inc. 401(k) Retirement Plan
Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies
Basis of Presentation
The financial statements of the Plan are presented on the accrual basis of accounting in accordance with United States generally accepted accounting principles.
New Accounting Pronouncement

In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent), (ASU 2015-07).  ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by Accounting Standards Codification 820, Fair Value Measurement.  Disclosures about investments in certain entities that calculate net asset value per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient.  ASU 2015-07 is effective for entities (other than public business entities) for fiscal years beginning after December 15, 2016, with retrospective application to all periods presented.  Early application is permitted.  Management did not early adopt and is reviewing this new guidance.

Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Excess Contributions Payable
Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions. The Plan distributed the excess contributions to the applicable participants prior to March 15, of the following year.

Astec Industries, Inc. 401(k) Retirement Plan
Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)
Uses of Estimates
The preparation of financial statements in conformity with United States generally accepted accounting principles requires plan management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.
Events Occurring After Reporting Date
The Company has evaluated events and transactions that occurred between December 31, 2014 and the issuance of the report for possible recognition or disclosure in the financial statements.
Investments
The Plan's investments are stated at fair value as described in Note 3.
Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in an investment contract, through its participation in a common collective trust, J.P. Morgan Stable Value Income Fund ("the Stable Value Fund"). The Statements of Net Assets Available for Benefits present the fair value of the Stable Value Fund and the adjustment from fair value to contract value. The fair value of the Plan's interest in the Stable Value Fund is based on information reported by the issuer of the common collective trust at year-end. The contract value of the Stable Value Fund represents contributions plus earnings, less participant withdrawals and administrative expenses.
Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest is recognized when earned. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Astec Industries, Inc. 401(k) Retirement Plan
Notes to Financial Statements (continued)

3. Fair Value Measurements
Fair value is defined as the price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:
Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.
Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
•	quoted prices for similar assets and liabilities in active markets
•	quoted prices for identical or similar assets or liabilities in markets that are not active
•	observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)
•	inputs that are derived principally from or corroborated by observable market data by correlation or other means
Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management's own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).
The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measurement in its entirety.
Following is a description of the valuation methodologies used for major categories of assets measured at fair value by the Plan:

Astec Industries, Inc. 401(k) Retirement Plan
Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)
Mutual funds: Valued at the net asset value (NAV) of shares held by the Plan at year-end which is based on the closing price reported in the active market.
Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.
Common Collective Trust Fund (CCT): The value of the Plan's interest in the CCT is based upon the current value of and net investment gain or loss relating to the units of participation held by the Plan.  The CCT provides for daily redemptions by the Plan at reported net asset values per share with no advance notice requirement.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2014:
	Level 1	Level 2	Total
Mutual funds:
US equities	$148,063,145	$-	$148,063,145
International equities	18,712,060	-	18,712,060
Company common stock	5,894,263	-	5,894,263
Common collective trust fund (a)	-	31,571,891	31,571,891
Total	$172,669,468	$31,571,891	$204,241,359

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2013:
	Level 1	Level 2	Total
Mutual funds:
US equities	$137,623,879	$–	$137,623,879
International equities	19,325,900	–	19,325,900
Company common stock	6,025,840	–	6,025,840
Common collective trust fund (a)	–	28,726,662	28,726,662
Total	$162,975,619	$28,726,662	$191,702,281

Astec Industries, Inc. 401(k) Retirement Plan
Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)
There have been no changes in the methodologies used at December 31, 2014 and 2013.
(a)	This category includes a common collective trust fund that is designed to perform better than the average money market fund and earn consistent, reliable returns. This fund is primarily invested in a variety of high quality, interest paying securities offered with a companion investment contract, with a benefit responsive wrap. Participant-directed redemptions have no restrictions; however, the Trustee (of the CCT) reserves the right to pay out terminating plans anytime within 12 months of receiving notice at market value. The fair value of this fund has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund. The fair value differs from the contract value. As previously discussed in Note 2, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.
4. Investments
During 2014, the Plan's investments (including investments purchased, sold as well as held during the year) appreciated in fair value as follows:
Common stock (fair value determined by quoted market prices)	$108,594
Mutual funds (fair value determined by quoted market prices)	2,228,313
$2,336,907

Investments that represent 5% or more of the fair value of the Plan's net assets are as follows:
	December 31
	2014	2013
J.P. Morgan Stable Asset Income Fund*	$31,571,891	$28,726,662
J.P. Morgan Equity Index Fund	34,329,544	32,322,754
J.P. Morgan Intrepid Growth Fund	14,499,678	13,274,682
J.P. Morgan Smart Retirement 2020 Fund	14,553,067	13,236,180
J.P. Morgan Smart Retirement 2030 Fund	12,934,623	11,931,960
J.P. Morgan Equity Income Fund	11,882,295	10,670,887
American Century Growth Fund	10,987,430	10,427,551
Harbour Funds International Administrative Fund	18,712,062	19,325,900

*	The J.P. Morgan Stable Asset Investment Fund is shown at fair value. The contract values at December 31, 2014 and 2013 are $31,369,394 and $28,786,880, respectively.

Astec Industries, Inc. 401(k) Retirement Plan
Notes to Financial Statements (continued)

5. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
6. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service (IRS), dated November 5, 2012, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Company believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.
Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects for a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2011.
7. Related-Party Transactions
Transactions with parties-in-interest include investments in the Company's common stock, participant loans, investments in JP Morgan Funds and investments through JP Morgan Chase Bank N.A., the trustee. These transactions are exempt from the prohibited transactions rules under ERISA.

Astec Industries, Inc. 401(k) Retirement Plan
Notes to Financial Statements (continued)

8. Excess Participant Contributions Payable
During 2014 and 2013, the Company determined that excess participant contributions had been made based on nondiscrimination testing performed for the Plan. Accordingly, the Plan refunded the excess participant contributions, plus or minus earnings or losses thereon, of $64,404 and $62,061 in 2014 and 2013, respectively, subsequent to each year end to comply with the applicable requirements of the Code. These amounts are recorded as excess participant contributions payable in the accompanying Statements of Net Assets Available for Benefits.
9. Reconciliation Between Financial Statements and Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:
	December 31
	2014	2013

Net assets available for benefits per financial statements	$212,043,586	$199,148,446
Deemed loans not reported on Form 5500	(242,151)	(199,811)
Adjustment to report common collective trust fund at fair value	202,497	(60,218)
Net assets available for benefits per Form 5500	$212,003,932	$198,888,417

Astec Industries, Inc. 401(k) Retirement Plan
Notes to Financial Statements (continued)

9. Reconciliation Between Financial Statements and Form 5500 (continued)
The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to net income per Form 5500:
Year Ended December 31, 2014

Net increase in net assets available for benefits per financial statement	$12,895,140
Less: deemed loans not reported on Form 5500 at December 31, 2014	(242,151)
Plus: deemed loans not reported on Form 5500 at December 31, 2013	199,811
Plus: adjustment to report common collective trust fund at fair value at December 31, 2014	202,497
Plus: adjustment to report common collective trust fund at fair value at December 31, 2013	60,218
Net income per Form 5500	$13,115,515

Astec Industries, Inc. 401(k) Retirement Plan
EIN: 62-0873632        Plan Number: 001
Schedule H, Line 4i – Schedule of Assets
 (Held at End of Year)
December 31, 2014
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value

	American Century	Growth Fund	$10,987,430
	American Century	Small Capital Value Fund	6,327,478
*	J.P. Morgan	Stable Asset Income Fund	31,571,891
*	J.P. Morgan	Smart Retirement 2015 Fund	7,383,609
*	J.P. Morgan	Smart Retirement 2020 Fund	14,553,067
*	J.P. Morgan	Smart Retirement 2025 Fund	3,097,123
*	J.P. Morgan	Smart Retirement 2030 Fund	12,934,623
*	J.P. Morgan	Smart Retirement 2035 Fund	2,879,060
*	J.P. Morgan	Smart Retirement 2040 Fund	8,064,037
*	J.P. Morgan	Smart Retirement 2045 Fund	1,806,911
*	J.P. Morgan	Smart Retirement 2050 Fund	2,489,668
*	J.P. Morgan	Smart Retirement 2055 Fund	294,691
*	J.P. Morgan	Smart Retirement Income Fund	4,723,281
*	J.P. Morgan	Intrepid Growth Fund	14,499,678
*	J.P. Morgan	Equity Index Fund	34,329,544
*	J.P. Morgan	Equity Income Fund	11,882,295
	Goldman Sachs	Growth OP Fund	8,984,534
	Harbor Funds	International Administrative Fund	18,712,062
	PIMCO	Return Administrative Fund	2,202,630
	Schwab	Brokerage accounts	623,484
*	Astec Industries, Inc.	Common stock	5,894,263
*	Participant loans	Interest rates ranging from 4.25-9.5%, maturity varies through 2034	7,937,031
	Total assets held for investments		$212,178,390

*	Represents a party-in-interest to the Plan.
Note: Cost information has not been included because all investments are participant-directed.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed by the undersigned, hereunto duly authorized.

ASTEC INDUSTRIES, INC.
401(k) RETIREMENT PLAN

By: /s/ Robin A. Leffew
Astec Industries, Inc.
401(k) Retirement Plan Committee

Date: June 17, 2015

Exhibit Index

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm